EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,
	2004	2003
Income before income taxes, cumulative effect of changes in accounting principles, net losses in equity investments and minority interests	$564	$460

Fixed charges deducted from income:
Interest expense	232	219
Implicit interest in rents	25	34

	257	253

Earnings available for fixed charges	$821	$713

Interest expense	$232	$219
Capitalized interest	10	10
Implicit interest in rents	25	34

Total fixed charges	$267	$263

Ratio of earnings to fixed charges	3.1x	2.7x